SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy’s, Inc. Profit Sharing 401(k) Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy’s, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy’s, Inc. Profit Sharing 401(k) Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                            Macy’s, Inc. Profit Sharing 401(k) Investment Plan

Dated June 30, 2009	By: /s/ Karen M. Hoguet
Karen M. Hoguet, Chairperson
Pension and Profit Sharing Committee
Macy’s, Inc.

MACY’S, INC.

 PROFIT SHARING 401 (k) INVESTMENT PLAN

Financial Statements

December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

MACY’S, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Index

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits - December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4-17

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2008	18

Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy’s, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Macy’s, Inc. Profit Sharing 401(k) Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio
June 30, 2009

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(in thousands)

	2008	2007

Net participation in Master Trust:

Investments, at fair value (Note 3)....................................	$2,035,574	$1,947,162

Receivables:
Participant loans......................................................	51,517	43,690
Employer contributions.............................................	36,812	24,299
Participant contributions...........................................	2,817	1,967
Dividend.................................................................	2,720	1,073
Interest...................................................................	3,088	2,801
Due from brokers for securities sold.........................	579	373
Total receivables..................................................	97,533	74,203

Total assets.......................................................	2,133,107	2,021,365

Liabilities:
Due to brokers for securities purchased....................	293	286
Trustee and management fees payable.....................	2,159	1,629

Total liabilities......................................................	2,452	1,915

Net assets available for benefits at fair value.....................	2,130,655	2,019,450

Adjustment from fair value to contract value for fully benefit-responsive investment contracts ............	27,047	(10,497)

Net assets available for benefits ......................................	$2,157,702	$2,008,953

The accompanying notes are an integral part of these financial statements.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and December 31, 2007
 (in thousands)

	2008	2007

Net investment income (loss) from Master Trust Investments (Note 3):
Net depreciation in fair value.......................................	$ (697,623)	$ (54,600)
   Interest....................................................................
	38,117	33,412
   Dividends................................................................
	7,708	4,297
Investment loss........................................................	(651,798)	(16,891)
Less investment expenses........................................	(3,741)	(3,871)
Net investment loss..................................................	(655,539)	(20,762)

Interest on participant loans............................................	3,206	2,910

Contributions:
Employer....................................................................	36,812	24,307
Participant..................................................................	154,068	136,575
Total contributions...................................................	190,880	160,882

Transfers of assets from the May Department Stores Company Profit Sharing Plan......................................	819,221

	357,768	143,030

Benefits paid to participants........................................	(202,426)	(182,794)
Administrative expenses.............................................	(6,593)	(3,731)

	(209,019)	(186,525)

Net increase (decrease).......................................	148,749	(43,495)

Net assets available for benefits:
Beginning of year..................................................	2,008,953	2,052,448
End of year...........................................................	$2,157,702	$2,008,953

The accompanying notes are an integral part of these financial statements.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

1.   Description of the Plan

The following brief description of the Macy’s, Inc. Profit Sharing 401(k) Investment Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Macy’s, Inc. (“Macy’s” or the “Company”).  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy’s Employee Stock Ownership Plan (“ESOP”) within the Macy’s Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy’s Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.

Plan Merger

On September 1, 2008, The May Department Stores Company Profit Sharing Plan (the “May Plan”) was merged into the Plan. Prior to September 1, 2008, the assets of the May Plan  were held by The Bank of New York Mellon. Effective September 1, 2008, the May Plan’s investments began to be transferred into the Plan’s Master Trust and the Bank of New York Mellon was terminated as Trustee. The transfer of the May Plan investments was completed on December 31, 2008.

Effective September 1, 2008, the Plan includes changes for previous participants in both plans, including new investment choices, the ability to make Roth 401(k) contributions, enhanced investment advice, a 25% limit of Macy’s stock fund investments for future contributions and for the former May Plan participants, a new 401(k) loan feature. Prior to September 1, 2008, the Company’s matching contribution was invested directly into the Macy’s Stock Fund. Subsequent to September 1, 2008 the Company’s matching contributions followed the participant investment fund choices for participant contributions.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

Contributions

Participants may elect to contribute an amount equal to 1% to 25% (subject to certain limitations) of the participant’s eligible compensation.  A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Effective September 1, 2008, the Plan was amended to accept Roth compensation deferrals. Pre-tax contributions and Roth contributions up to 5% of eligible compensation are considered “basic savings” which are eligible for matching Company contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various investment fund options.  A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy’s Stock Fund.

Effective January 1, 2003, participants who are age 50 or older are permitted supplemental “catch-up” pre-tax contributions. Such contributions in 2008 and 2007 did not have a material impact on the Plan’s net assets available for Plan benefits.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. For the Plan years ended December 31, 2008 and December 31, 2007, the Company’s contribution formula was based on a discretionary matching contribution with a minimum Company contribution necessary to produce a company match of 33-1/3% of a participant’s basic savings, when combined with forfeitures.

Effective February 22, 2007, a resolution was adopted by the Board of Directors of the Company authorizing the Company to make a discretionary matching contribution of 3.5% of Net Income (as determined for the Company’s tax year that begins during the applicable year of the plan, and before deduction for any such contribution) as a combined matching contribution to the Plan and the May Plan. The total matching contribution shall be allocated equitably among the participants in the two plans. If 3.5% of Net Income is insufficient to fund a minimum matching contribution of 33-1/3% of participant basic savings under both plans, the Company shall make a minimum matching contribution of 33-1/3% of participant basic savings, when combined with forfeitures.

For the Plan years ended December 31, 2008 and December 31, 2007, the Company’s contributions based on the Company’s minimum contribution of 33-1/3% of participant basic savings were $36,812,000 and $24,299,000, respectively.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

The 2008 Company contribution was contributed in cash directly to the Plan following the participants' investment fund choices. The 2007 Company contribution was invested directly in the Macy's Stock Fund.  Participants were able to immediately redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

On February 2, 2009, the Company announced a reduction of the level of the 2009 Company contribution to 10% of participant basic savings.

Forfeited nonvested accounts of participants who terminate employment are applied to participants’ accounts in accordance with Plan provisions. During the 2008 Plan year, forfeited nonvested accounts totaled $788,000. During the 2007 Plan year, forfeited nonvested accounts totaled $1,426,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of each fund’s earnings or losses.  Allocations are based on participant account balances.  As soon as administratively feasible after the end of each year, the Company’s applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company’s contributions after 2 years of service with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

Participants in the May Plan before September 1, 2008 with an account that was transferred to the Plan, will be fully vested if the participant terminates employment with the Company on or after the age of 55 with at least five years of vesting service.

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is the published prime rate plus 1.0%.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time.  Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.   Summary of Significant Accounting Policies

a)   Master Trust

The Plan entered into the Macy’s, Inc. Defined Contribution Plans Master Trust, formerly known as Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”).  As of December 31, 2008 and 2007, the Master Trust holds the assets of the Plan exclusively.  Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Macy’s, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

b)   Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value, effective for plan years ending after December 15, 2006. Contract value, however, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan.

                                                                       MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

c)   Investments

Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market. Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses on the sale of securities are reported on the average cost method.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gain or losses and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The money market fund includes highly liquid fixed-income securities with a maturity of three months or less.

Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

d)   Insurance Contracts

The Master Trust holds certain insurance contracts which include synthetic guaranteed investment contracts ("synthetic GIC's"). The synthetic GIC's are presented at fair value on the table of investments held in the Master Trust (see note 3). In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 4.99% for 2008 and 5.03% for 2007 and the average crediting rate was 3.99% and 5.12% at December 31, 2008 and December 31, 2007, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such  event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GIC’s do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice.

   e)   Participant Loans

Participant loans are valued at amortized cost, which represents the unpaid principal. Accrued interest on participant loans is included in interest receivable in the Statement of Net Assets Available for Benefits. The fair value of participant loans does not differ materially from carrying value.

      f)    Use of  Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements.  Actual results could differ from these estimates and assumptions.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

    g)   Reclassifications

           Certain reclassifications were made to the prior year’s amounts to conform with the classifications of such amounts for the most recent year.

  h)   New Authoritative Guidance

      Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”), as it applies to financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that Macy’s has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The adoption of SFAS 157 as it applied to financial assets and liabilities that were recognized or disclosed at fair value on a recurring basis did not have and is not expected to have a material impact on the Plan.

         Effective January 1, 2008, the Plan adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with the option to report selected financial assets and liabilities at fair value. The adoption of this statement did not and is not expected to have an impact on the Plan.

  3.       Investments

     All of the Plan’s investments are included in the Master Trust and are held by the Trustee.

     The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

     Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

Balanced Fund - consisting primarily of common/collective trusts which invest in a mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.

Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.

International Stock Fund - consisting primarily of stocks of companies not based in the United States.

Macy’s Stock Fund - consisting primarily of the Company’s registered common stock.

              Target Retirement Date Funds - consisting primarily of Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.

              Self-Direct Brokerage – consisting primarily of mutual funds.

              The Target Retirement Date Funds replaced the Balanced Fund effective September 1, 2008.

      The money market fund and Macy’s, Inc. common stock are reported at fair value as determined by quoted market prices on an active market. The fair value of common/collective trusts and shares of registered investment companies represents the net asset value of shares or underlying assets of the investment.  Insurance Contracts have been put in place to cover various underlying fixed income instruments whose values are valued based on yields currently available on comparable securities of issuers with similar credit ratings, and the contracts themselves are valued by totaling the values of all of the underlying securities.

      The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

The following table presents the fair values of investments for the Master Trust at December 31, 2008 and 2007:

	2008	2007
	(in thousands)

Money market fund...............................................................	$ 30,952	$ 12,406
Macy’s, Inc. common stock*.................................................	211,629	213,457
Common/collective trusts.......................................................	913,318	819,888
Registered investment companies...........................................	2,640	264,319
Insurance contracts...............................................................	877,035	637,092
Total investments at fair value.............................................	2,035,574	1,947,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts ..............................	27,047	(10,497)

Total investments...............................................................	$2,062,621	$1,936,665

Net appreciation (depreciation) in the fair value of investments in the Master Trust for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(in thousands)

Net appreciation (depreciation) in the fair value of investments:
Macy’s, Inc. common stock*............................ Common/collective trusts............................................	$(261,279) (407,380)	$(105,372) 46,714
Registered investment companies................................	(28,964)	4,058
Net depreciation in the fair value of investments........	$(697,623)	$ (54,600)

 *nonparticipant-directed prior to September 1, 2008

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

        SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The SFAS 157 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that Macy’s has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        In accordance with the fair value hierarchy described above, the following table shows the fair value of the Plan’s investments at December 31, 2008:

                                                                                     Fair Value Measurements

Total

Level 1

Level 2

Level 3

		(in thousands))ds
Money market fund........	$ 30,952	$ 30,952	$ -	$ -
Macy’s, Inc. common stock....	211,629	211,629	-	-
Common/collective trusts....	913,318	-	913,318	-
Registered investment companies.	2,640	-	2,640	-
Insurance contracts......	877,035	-	877,035
	$2,035,574	$242,581	$1,792,993	$ -

4.      Nonparticipant - Directed Investments  (Macy’s Stock Fund)

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(in thousands)

Contributions..............................................................	$ 10,925	$ 35,113
Net depreciation in the fair value of investments...........	(261,279)	(105,372)
Benefits paid to participants.........................................	(17,412)	(21,004)
Transfers to participant-directed investments................	(21,521)	(13,667)
Transfers of assets from the May Department Stores Company Profit Sharing Plan......................................	258,248	-
	$(31,039)	$(104,930)

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

5.   Related Parties

Certain Master Trust investments are shares of the JP Morgan Domestic Liquidity Fund, representing money market fund of $30,952,000 and $12,406,000 at December 31, 2008 and December 31, 2007, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan paid the Trustee approximately $421,676 and $348,404 in administrative expenses, principally Trustee fees, in 2008 and 2007, respectively. In addition to expenses incurred by third party service providers, administrative expenses include an allocable portion of data processing services provided by Macy’s and salaries and benefits for associates who provide services to the Plan. Macy’s allocated approximately $814,000 and $719,000 in administrative expenses to the Plan in 2008 and 2007, respectively.

      The Plan holds shares of the common stock of Macy’s, Inc., the Plan administrator. Macy’s, Inc. common stock held by the Plan was 10% and 11% of the Plan’s total investments at December 31, 2008 and December 31, 2007, respectively.

6.  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008:

                                                                                                                            (in thousands)

Net assets available for benefits per the financial statements.	$ 2,157,702

Adjustment from contract value to fair value for fully benefit- responsive investment contracts............	(27,047)

Net assets available for benefits per Form 5500......	$ 2,130,655

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

  The following is a reconciliation of investment loss per the financial statements to Form 5500 for the fiscal year ended December 31, 2008:
                                                                                                                           (in thousands)

Investment loss per the financial statements.........	$ (651,798)

Adjustment from contact value to fair value for fully benefit- responsive investment contracts:
December 31, 2008 .................	(27,047)
December 31, 2007 .................	(10,497)

Interest on participant loans................	3,206

Investment loss per Form 5500..............	$ (686,136)

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

The following is a reconciliation of benefits paid to participants per the financial statements to

Form 5500 for the fiscal year ended December 31, 2008:
                                                                                                                          (in thousands)

Benefits paid to participants per the financial statements...	$ 202,426

Pending benefit distributions:
December 31, 2008 ..................	-
December 31, 2007...................	(1,586)

Benefits paid to participants per Form 5500........	$ 200,840

7.   Plan Amendments and Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

8.   Federal Income Taxes

The Plan obtained its latest determination letter on July 14, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.  Administrative Expenses

     The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers, allocable portion of data processing services provided by Macy’s and salaries and benefits for associates who provide services to the Plan.

10. Legal Proceedings

On January 11, 2006, Edward Decristofaro, an alleged former May stockholder, filed a purported class action lawsuit in the Circuit Court of St. Louis, Missouri on behalf of all former May stockholders against May and the former members of the board of directors of May. The complaint generally alleges that the directors of May breached their fiduciary duties of loyalty, due care, good faith and candor to May stockholders in connection with the Merger. The plaintiffs seek rescission of the Merger or an unspecified amount of recissory damages and costs including attorneys’ fees and experts’ fees. In July 2007, the court denied the defendants’ motion to dismiss the case. Macy’s believes the lawsuit is without merit and intends to contest it vigorously.

MACY’S, INC.

PROFIT SHARING 401 (k) INVESTMENT PLAN
Notes to Financial Statements - Continued
December 31, 2008 and 2007

On October 3, 2007, Ebrahim Shanehchian, an alleged participant in the Plan, filed a purported class action lawsuit in the United States District Court for the Southern District of Ohio on behalf of persons who participated in the Plan and The May Department Stores Company Profit Sharing Plan (the "May Plan") between February 27, 2005 and the present.  The complaint charges the Company, as well as members of the Company's board of directors and certain members of senior management, with breach of fiduciary duties owed under the Employee Retirement Income Security Act ("ERISA") to participants in the Plan and the May Plan, alleging that the defendants made false and misleading statements regarding the Company's business, operations and prospects in relation to the integration of the acquired May operations, resulting in supposed "artificial inflation" of the Company's stock price between August 30, 2005 and May 15, 2007. The plaintiff seeks an unspecified amount of compensatory damages and costs. The Company believes the lawsuit is without merit and intends to contest it vigorously.

   MACY’S, INC. PROFIT SHARING 401 (k) INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor: Macy’s, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost **	Current Value

*	Participant loans	Participants loans, varying maturities with interest rates ranging from 4.25% to 9.25%	$ -	$51,517,000

*    Represents a party-in-interest to the Plan
**  Historical cost is disclosed only for nonparticipant-directed investments.